Joint Filing Agreement

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including additional amendments thereto) with respect to the shares of common stock, par value $0.0001 per share, of GlobalTech Corporation, a Nevada corporation. This Joint Filing Agreement shall be filed as an exhibit to such Statement.

Dated: April 29, 2026

CricksLab L.L.C-FZ, a United Arab Emirates limited liability company

By:	/s/ Akash Ahmed
Name: Akash Ahmed Title: Managing Director

By:	/s/ Akash Ahmed
Name: Akash Ahmed

By:	/s/ Iqbal Zishan
Name: Iqbal Zishan